1. Name and Address of Reporting Person
   Waegelein, Robert A.
   6 International Drive
   Rye Brook, NY 10573
   USA
2. Issuer Name and Ticker or Trading Symbol
   Universal American Financial Corp. (UHCO)
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Statement for Month/Year
   9/30/2002
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director                   ( ) 10% Owner
   (X) Officer (give title below) ( ) Other (specify below)
   Chief Financial Officer
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
+---------------------------------+----------+-------------+-----------------------------+----------------+-----------+------------+
|1. Title of Security             |2. Trans- |3. Trans-    |4. Securities Acquired (A)   |5. Amount of    |6. Owner-  |7. Nature   |
|                                 |   action |   action    |   or Disposed of (D)        |   Securities   |   ship    |   of In-   |
|                                 |   Date   |   Code      |                             |   Beneficially |   Form:   |   direct   |
|                                 |          |             |                             |   Owned at     |   Direct  |   Bene-    |
|                                 |  (Month/ |             |                             |   End of       |   (D) or  |   ficial   |
|                                 |   Day/   +-------+-----+-----------+------+----------+   Month        |   Indirect|   Owner-   |
|                                 |   Year)  |Code   |V    |Amount     |A/D   |Price     |                |   (I)     |   ship     |
+---------------------------------+----------+-------+-----+-----------+------+----------+----------------+-----------+------------+
Preferred Stock                                                                           0                D
Common Stock                       04/10/2002 A       V     7349        A      $6.4500    213884           D

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
+-------------+--------+----------+---------+-----------+---------------------+----------------+----------+--------+-------+-------+
|1.           |2.      |3.        |4.       |5.         |6.                   |7.              |8.        |9.      |10.    |11.    |
|             |        |          |         |           |                     |                |          |Number  |Owner- |       |
|             |        |          |         |           |                     |                |          |of      |ship   |       |
|             |        |          |         |           |                     |                |          |Deriv-  |Form of|       |
|             |        |          |         |           |                     |Title and Amount|          |ative   |Deriv- |       |
|             |        |          |         |           |                     |of Underlying   |          |Secur-  |ative  |Nature |
|             |Conver- |          |         |Number of  |                     |Securities      |          |ities   |Secur- |of     |
|             |sion or |          |         |Derivative |Date Exercisable     +-------+--------+          |Benefi- |ity:   |In-    |
|             |Exercise|          |         |Securities |and Expiration Date  |       |Amount  |          |cially  |Direct |direct |
|             |Price of|Transac-  |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned   |(D) or |Bene-  |
|Title of     |Deriv-  |tion Date |tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |at End  |In-    |ficial |
|Derivative   |ative   |(Month/   +------+--+-----+-----+Date Exer-|Expira-   |       |of      |Derivative|of      |direct |Owner- |
|Security     |Security|Day/Year) |Code  |V |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |Month   |(I)    |ship   |
+-------------+--------+----------+------+--+-----+-----+----------+----------+-------+--------+----------+--------+-------+-------+
Stock Options  $2                                                   12/10/2006 Common                      30000    D
(Right to buy)                                                                 Stock
Stock Options  $2.25                                                12/14/2005 Common                      10000    D
(Right to buy)                                                                 Stock
Stock Options  $2.25                                                12/08/2008 Common                      20000    D
(Right to buy)                                                                 Stock
Stock Options  $2.62                                                05/28/2008 Common                      50000    D
(Right to buy)                                                                 Stock
Stock Options  $2.75                                                12/09/2007 Common                      15000    D
(Right to buy)                                                                 Stock
Stock Options  $3.12                                                06/14/2004 Common                      15000    D
(Right to buy)                                                                 Stock
Stock Options  $3.15                                                08/01/2009 Common                      225000   D
(Right to buy)                                                                 Stock
Stock Options  $3.88                                                02/28/2011 Common                      37500    D
(Right to buy)                                                                 Stock
Stock Options  $4.09                                                04/01/2010 Common                      37500    D
(Right to buy)                                                                 Stock
Stock Options  $6.45    03/28/2002 A      V  45000       03/28/2004 03/28/2012 Common  45000    $0.0000    45000    D
(Right to buy)                               <F1>                              Stock

Explanation of Responses:

<F1>
Exercisable over a 2-year period; 50% on 3/28/03 and 100% on 3/28/04.

SIGNATURE OF REPORTING PERSON
/s/ Robert A. Waegelein

DATE
10/01/2002